UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: December 29, 2020

Commission file number 1-2874

TEEKAY CORPORATION

(Translation of registrant’s name into English)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020.

Item 1 — Information Contained in this Form 6-K Report

Entry into a Material Definitive Agreement.

On December 29, 2020, Teekay Corporation (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Citigroup Global Markets Inc. (“Citigroup”). Pursuant to the terms of the Agreement, the Company may sell from time to time through Citigroup, as the Company’s sales agent, shares of common stock having an aggregate offering price of up to $65,000,000 (the “Shares”). Sales of the Shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Company and Citigroup. The Agreement provides that Citigroup, when it is acting as the Company’s agent, will be entitled to compensation of up to 2% of the gross sales price of the Shares sold through Citigroup from time to time.

This Agreement replaces the Company’s prior equity distribution agreement with Citigroup Global Markets Inc. entered into on April 24, 2019, which had provided for a $63,000,000 at-the-market offering program that was never utilized and was scheduled to expire in January 2021.

The Company intends to use the net proceeds from the sales of the Shares, after deducting the sales agent’s commission and offering expenses, for general corporate purposes, which may include, among other things, repaying a portion of the Company’s outstanding indebtedness.

Under the terms of the Agreement, the Company may also sell Shares from time to time to Citigroup as principal for its own account at a price to be agreed upon at the time of sale. Any sale of Shares to Citigroup as principal would be pursuant to the terms of a separate terms agreement between the Company and Citigroup.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein.

Exhibits.

The following exhibits are filed as part of this report.

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated December 29, 2020, between Teekay Corporation and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s Form F-3 Registration Statement (333-251793), filed on December 29, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: December 29, 2020	By:	/s/ Kenneth Hvid
Kenneth Hvid
President and Chief Executive Officer